Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

nerdy

Q2 | 2021	Earnings Release

Connecting Experts to

Learners in any subject,

anytime, anywhere.

nerdy Q2 Earnings Release 2021	2

We are all set up and rolling with VT for my daughter! Spoke to an Education Director and woke up to an email that her first session was the next day... wow... super slick. The app is awesome too! Our tutor is amazing. He’s super knowledgeable with a fantastic delivery. Has me hooked. This has changed the temperature in our household! Overnight. So thankful... and so EASY… Had to dig for that word since it’s definitely not in Covid rotation. I’m coming back for more, with my son now, and his studies!

ALISCHIA  |  Parent of AP History Learner

Seattle, WA

My CPA tutor was a huge help. I don’t think I could’ve passed without him. He helped me narrow down what I needed to know to pass the exam. CONNOR | CPA Learner Orlando, FL

nerdy Q2 Earnings Release 2021	3

Second Quarter and Year-to-Date 2021 Financial Summary

•

Nerdy Operating and Financial Results Exceed Management Targets – Second quarter and year-to-date 2021 operating and top-line results exceed targets, providing continued momentum into the key back-to-school season.

•

Revenue Growth Momentum – Nerdy continues to experience strong adoption of its multi-format approach to delivering personalized learning. Second quarter revenue of $32.8 million grew 52% year-over-year, coming in more than $4.5 million ahead of forecast. Year-to-date revenue of $67.4 million increased $22.8 million and 51% year-over-year.

•

New Product Growth – Nerdy continues to innovate and accelerate the launch of new class offerings that are driving incremental growth and further extending our ability to reach new audiences and deepen relationships with existing learners.

•

Marketplace Dynamics – Nerdy’s key operating metrics demonstrated continued strong performance during the second quarter, as Active Learners increased 80%, Online Sessions grew 109%, and Sessions Taught per Active Expert increased 31% year-over-year. Year-to-date Active Learners increased 67%, Online Sessions grew 142%, and Sessions Taught per Active Expert increased 59% year-over-year.

•

Gross Profit – Gross profit of $21.3 million increased by $7.2 million and 51% year-over-year during the three months ended June 30, 2021. Year-to-date gross profit of $44.6 million increased $16.1 million and 56% year-over-year.

•

Scalable Operating Model – Net loss of $0.3 million for the three months ended June 30, 2021 improved by $3.8 million year-over-year from a net loss of $4.1 million in same period one year ago. Consistent with our forecast, Nerdy reported a Non-GAAP Adjusted EBITDA loss of $5.0 million in the second quarter of 2021, compared to a Non-GAAP Adjusted EBITDA loss of $0.9 million in the same period one year ago. The Company continues to make targeted investments in marketing and talent across executive management, engineering, product, data science, and design to drive new product innovation and growth. See page 16 for a reconciliation of Adjusted EBITDA loss to net loss, the most directly comparable GAAP financial measure.

•

Transaction Update – TPG Pace Tech Opportunities Corp. (NYSE: PACE) currently expects to close the business combination with Nerdy in the third quarter of 2021, subject to its Registration Statement on Form S-4 being declared effective by the SEC, shareholder approval and other customary closing conditions.

1.	Active Learners defined as the unique number of Learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
2.	Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.
3.

Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+.

nerdy Q2 Earnings Release 2021	4

About Nerdy

We believe that improving yourself is a brave and noble goal and that asking for help is a sign of strength - the first step on your journey towards the very best version of yourself. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect Experts and Learners in any subject, anywhere, anytime and to make learning more personalized and accessible.

For all of the advances in technology over the first 20 years of the 21st century, learning and education have continued to lag other consumer driven industries. Learning has remained rooted in predominantly brick-and-mortar offline solutions oriented around teaching to the average and not the individual. Every day, millions of students and professional Learners in our country struggle to get the help they need to master the subjects they are attempting to learn. Whether it is seeking help understanding algebra, chemistry, learning to code, studying for a nursing exam or attempting to comprehend thousands of other topics, Learners are increasingly looking for help to supplement their in-classroom education or on-the-job training. We created Nerdy to help these Learners get the help they need from the Experts who are most qualified to provide the assistance.

Advances in technology over the last 20 years created a foundation for innovation. That foundation, coupled with significant advances in machine learning and artificial intelligence, have now made it possible for Nerdy to deliver an exceptional, personalized learning experience online at scale and to do so with higher quality, more convenience and lower costs.

Our direct-to-consumer platform allows people to learn how they want, when they want, where they want, and what they want.

We’ve scaled a learning experience for both Learners and Experts that is effective, engaging, and convenient. We believe that each Learner deserves an experience that is as unique as they are. To deliver on this, we offer a wide range of subjects on our platform—we’re at 3,000 and counting—and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large format group classes, and adaptive self-study.

nerdy Q2 Earnings Release 2021	5

Finding the exact right Expert to meet the specific and unique needs of a Learner is a critical driver of having a successful learning experience and has a profound impact on Learner satisfaction. Our technology platform identifies and curates the top Experts in every subject, then matches Learners to the most qualified Experts to help them learn.

We use machine learning to select the ideal Expert for a given Learner’s needs, taking into account more than 100 variables, including Learner and Expert attributes, adaptive diagnostic assessments, and data from past learning experiences. We believe quality matching is a key differentiator for Nerdy, something legacy offline models and online directories struggle to do well. The result is an exceptional experience for Learners.

The companies that win ultimately provide more value to consumers.

Higher quality. Lower cost. More convenience.

	Nerdy’s Model	Online Directories / Online Open Marketplace Models	Offline / Legacy Models
Expert Quality	Technology driven-process for identifying and curating top Experts	Limited qualifying and vetting of Experts	Limited ability to find top Experts due to constraint of local geography

Matching Students to Experts	Technology-driven process helps Nerdy identify the right Expert for each Learner’s particular needs	Limited effort to match the Experts best suited to help a specific Learner and limited data captured programmatically to inform personalization	Limited ability to optimize matching due to geographic constraints and limited data captured programmatically to inform personalization

Availability of Formats	Multiple learning formats woven together into one comprehensive online experience	Limited formats typically involving one online format or only facilitating off-platform learning	Multiple offline formats requiring in-person attendance

Session Convenience	Efficient, convenient, and high customer satisfaction	Inefficient, inconsistent customer experience and satisfaction	Inefficient, inconvenient and costly

We believe that inefficiencies in traditional in-person learning models have created a significant opportunity for online learning. Online learning enables opportunities and capabilities that are simply not possible in the offline world. In an online world, there are no geographic constraints to limit the ability to find the right Expert for a Learner’s specific needs, allowing Learners to find the perfect person to help, in seconds instead of days or weeks. In an online world, it now becomes possible to digitally enhance the actual delivery of live learning through technology in a way simply not possible in the offline world. Learners can also receive the help they need from any location, improving access for all. We believe that we are fundamentally transforming how knowledge is exchanged across the entirety of the learning lifecycle.

nerdy Q2 Earnings Release 2021	6

A Note on COVID-19

In the past year, we’ve seen COVID-19 accelerate the long-term trend of offline to online learning, as more and more consumers realize the accessibility and superiority of the online learning experience vs. antiquated in-person alternatives. We believe we stand to gain disproportionately from this powerful trend in the years to come. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers created short-term challenges for our business. Many schools went to optional grading, and standardized and professional exams were suspended, which reduced demand for supplemental learning. We leaned into product evolution and completed our long-term transition to delivering live instruction 100% online in April 2020, a goal we had been working toward since first launching our online platform in 2014. We invested in our product capabilities to innovate our way through the short-term challenges, including bringing together what had been multiple disparate learning formats we were building into a single cohesive destination that allowed us to extend and strengthen the extent to which we can help Learners beyond what was capable solely in a one-on-one environment.

Our investments in innovation during COVID-19 enabled us to hit key financial milestones we had established for the Company, including improving our unit-level economics and demonstrating we could be self-sustaining. We believe these trends will continue as the COVID-19 impact diminishes. While we closed our in-person business in 2020, the momentum in our one-on-one online business combined with the successful release of several new learning formats and investments in brand awareness have delivered strong lifetime value (“LTV”) expansion and revenue growth. As shown in the below charts, recent cohorts’ LTV is significantly higher than previous periods, with Q1 2021 (the most recent fully mature quarter) demonstrating continued LTV expansion momentum and durability.

Strong LTV1 Expansion

1.

Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months, multiplied by average net sales gross margin rate. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers.

2.	Percentage change represents the most mature quarter LTV vs. the same quarter of 2019.

nerdy Q2 Earnings Release 2021	7

Recent Highlights

Accelerating Active Learner and Active Expert Growth

We’ve invested heavily in improving our match quality, personalization, and enhancing the online experience on our platform. We’re seeing rapid growth from expansion into Professional and strong engagement as we’ve added multiple formats beyond one-on-one instruction. These investments power the network effects in our business and have helped us to attract, retain, and drive engagement among both Learners and Experts. More Active Learners on the platform creates more work opportunities and thus more engagement among Experts.

In the second quarter of 2021, our platform hosted 468,000 online sessions, serving 54,000 Active Learners, representing 109% and 80% year-over-year growth, respectively. On the Expert side of the platform, the number of paid sessions taught per Active Expert increased 31% year-over-year and the number of Active Experts during the quarter increased 26%, demonstrating the strong value proposition our platform enables.

Rapid Expansion of Classes & Multi Format Adoption

We significantly expanded our footprint outside of one-on-one instruction and drove rapid growth and adoption of our live class formats over the last year. We launched free, live, large-format online classes that are interactive and can accommodate 500 to over 50,000 Learners and we continue to enhance the learning experience across small group classes, which give Learners a more collaborative, cost-effective, and social experience with groups of 5-25 students.

During the second quarter of 2021, we hosted over 50 StarCourses, completing our 150th StarCourse in June 2021. To date, we’ve provided millions of hours of free, live online instruction to hundreds of thousands of Learners. We anticipate increasing our investments in StarCourses, our free celebrity-led, live large group classes throughout 2021, as the format has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple formats. In parallel, we invested in expanding subject breadth and the frequency of our small group class offering to drive growth and reach new audiences, which resulted in small group class revenue increasing over 300% year-over-year during the second quarter.

By expanding into new formats, like large group and small group classes, we’ve evolved our experience into a more comprehensive and multi-faceted destination for Learners. This enables us to have a more continuous and robust relationship with Learners and helps drive lifetime value growth.

Active Learners[1] (in thousands) Online Sessions[2] (in thousands) Sessions per Active Expert[3]

1.	Active Learners defined as the unique number of Learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
2.	Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.
3.

Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+.

nerdy Q2 Earnings Release 2021	8

Investments in Growth

With strong unit economics and multiple growth vectors to pursue, we are increasing our investments in product, technology, and marketing to further fuel growth. We plan to continue to improve our customer experience and deliver personalized learning at scale. We are continuing to expand our platform to more subjects and more audiences, like Professional and Learning Differences, to reach new Learners, and to allow for deeper relationships with existing Learners. We are expanding our Institutional and Corporate partnership capabilities, including the launch of Varsity Tutors for Schools, and product offerings to serve this large and growing market. We intend to continue the expansion of our multi-format strategy to improve the customer experience and extend our reach. We plan to experiment with new marketing channels and expand the frequency of live, celebrity-led, large group classes to build brand awareness, trust, and credibility.

Varsity Tutors for Schools

The American Rescue Plan (“ARP”) will provide $123 billion to help K-12 schools reopen safely, and at least 20% is earmarked to help address pandemic related learning loss over the next several years. This is significant funding that can help every student in the country. Along with the nearly $70 billion in emergency school aid provided last year, the American Rescue Plan provides the kind of educational stimulus needed to help get students back on track.

Evidence-based live tutoring is proven to be one of the most effective interventions to address learning loss, and the Department of Education recommends it as an appropriate strategy for Federal funding.

Research shows that live human tutoring can result in classroom test scores 35% higher than asynchronous learning platforms. Now more than ever, millions of students need support that’s personalized to meet their specific learning needs. That’s the core of what live tutoring offers, and why leveraging strong one-on-one and small group learning resources that provide engaging and individualized learning is so vital to help overcome the acute learning loss of the past year.

To help state educational agencies, school districts, and students overcome learning loss during COVID-19 and to maximize their use of federal funds, we recently launched “Varsity Tutors for Schools.” The solution allows state educational agencies and school districts to leverage one-on-one tutoring and small group tutoring (in groups of up to 5 students) across their entire student population. The solution can be delivered online in a scalable manner. By working directly with schools and educators to find the right tutoring solutions for students’ needs, we believe we can help districts achieve equitable student outcomes with personalized high dosage tutoring to accelerate closing COVID learning gaps.

nerdy Q2 Earnings Release 2021	9

Financial Discussion

We are pleased to report second quarter and year-to-date results that reflect continued strong top line growth in what is seasonally our lowest revenue and earnings quarter, as schools and universities are out of session and vacation travel peaks. Active Learners, a key performance metric that drives revenue, continued to grow year-over-year as Learners increasingly adopted our multi-format approach to delivering personalized learning.

Revenue

Revenue growth exceeded targets again in the second quarter, as Nerdy continues to experience strong adoption of its multi-format approach to delivering personalized, live online learning. We continue to innovate and improve new class offerings, including adding new topic areas and enhancing our summer camp product offering, to further extend our ability to reach new audiences and deepen relationships with existing Learners.

Revenue for the three months ended June 30, 2021 was $32.8 million, an increase of 52% from $21.6 million during the same period in 2020. Growth was driven by strong Learner and engagement growth. Active Learners increased to 54,000 during Q2 2021, up 80% from 30,000 in Q2 2020.

Revenue for the six months ended June 30, 2021 was $67.4 million, an increase of 51% from $44.6 million during the same period in 2020. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers significantly impacted revenues. The Company completed the transition to delivering live instruction 100% online in April 2020, and was able to execute at a high level by innovating through COVID headwinds, successfully launching and scaling several new products, and increasing brand awareness to deliver sequential improvements and strong year-over-year growth.

Gross Profit

Gross profit for the three months ended June 30, 2021 of $21.3 million increased by $7.2 million and 51% compared to the same period in 2020. Gross margin of 65% during the second quarter of 2021 was flat year-over-year. Gross profit for the six months ended June 30, 2021 of $44.6 million increased by $16.1 million and 56% compared to the same period in 2020. Gross margin of 66% during the first half of 2021 increased from 64% during the same period in 2020.

For both the three and six months ended June 30, 2021, gross profit increases were driven by the adoption of one-on-one online learning, expansion across more subjects and more audiences, like Professional and Learning Differences, and growth in our small group class format, including summer camps.

Sales and Marketing

Sales and marketing expenses for the three months ended June 30, 2021 were $14.2 million, up from $7.4 million in the same period in 2020. Sales and marketing expenses as a percentage of revenue were 43% during the second quarter of 2021, up from 34% of revenue in the same period in 2020. Sales and marketing expenses for the six months ended June 30, 2021 were $28.7 million, up $11.1 million from $17.6 million in the same period in 2020. Sales and marketing expenses as a percentage of revenue were 43% during the first half of 2021, up from 40% of revenue during the same period in 2020.

For both the three and six months ended June 30, 2021, we gained considerable operating leverage in our sales expenses through the utilization of automation and AI to streamline our consultative sales organization. We deliberately reinvested the sales cost savings into launching new marketing vehicles, including StarCourses, our free, celebrity-led, live, large group classes, and advertising channels, including new mediums like television, to drive brand awareness and reach. Marketing expenses may fluctuate from quarter to quarter based on revenue levels and the timing of our investments in marketing activities.

nerdy Q2 Earnings Release 2021	10

General and Administrative

General and administrative expenses for the three months ended June 30, 2021 were $14.5 million, up from $9.5 million in the same period in 2020. General and administrative expenses as a percentage of revenue remained flat at 44% during both the second quarter of 2021 and 2020. General and administrative expenses for the six months ended June 30, 2021 were $27.8 million, up from $20.6 million in the same period in 2020. General and administrative expenses as a percentage of revenue were 41% during the first half of 2021, down from 46% of revenue during the same period in 2020, demonstrating the scalability of our business model.

For both the three and six months ended June 30, 2021, the transition to delivering live learning 100% online lowered support-related expenses as the Company increased leverage through the use of automation and AI across the curation and matching layers of our platform. The Company was also able to drive significant operating leverage across office expenses, as we became a remote-first company. Partially offsetting these savings were investments in executive management, engineering, product, data science, and design headcount to drive new product innovation and growth. We expect that our general and administrative expenses will increase for the foreseeable future as we grow our business, as well as cover the additional costs and expenses associated with being a publicly listed company.

Accounting and legal expenses of $0.3 million and $2.4 million related to our proposed business combination with PACE were recorded in the three and six month periods ended June, 30 2021, respectively.

Net Loss and Adjusted EBITDA (Loss)

Net loss of $0.3 million for the three months ended June 30, 2021 improved by $3.8 million year-over-year from a net loss of $4.1 million in the same period in 2020. Net loss of $6.1 million for the six months ended June 30, 2021 improved by $6.0 million year-over-year from a net loss of $12.1 million in same period in 2020.

The Company applied for and received a promissory note under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act program in the amount of $8.3 million on April 16, 2020. The Company applied for forgiveness of the promissory note and on June 30, 2021, the Company received notice from the Small Business Administration (“SBA”) that the promissory note and accrued interest of $0.1 million was forgiven in full. Accordingly, the Company recognized a gain on debt extinguishment of $8.4 million for the three and six months ended June 30, 2021.

Consistent with our forecast, Nerdy reported a Non-GAAP Adjusted EBITDA loss of $5.0 million in the second quarter of 2021, compared to a Non-GAAP Adjusted EBITDA loss of $0.9 million in the same period one year ago. The Company continued to make targeted investments in marketing, and talent across executive management, engineering, product, data science, and design to drive new product innovation and growth.

Non-GAAP Adjusted EBITDA loss was $5.3 million for the six months ended June 30, 2021, a decrease of $0.6 million compared to a Non-GAAP Adjusted EBITDA loss of $5.9 million in the same period in 2020. Improvements in Non-GAAP Adjusted EBITDA were driven primarily by increased gross profit and operating leverage.

Adjusted EBITDA loss is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, transaction related costs, and gain on extinguishment of debt. See page 16 for a reconciliation of Adjusted EBITDA loss to net loss, the most directly comparable GAAP financial measure.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s principal sources of liquidity were cash and cash equivalents of $14.7 million, as well as amounts available under the Company’s Loan and Security Agreement (“LSA”). The Company’s principal short-term financing needs consist of working capital requirements and debt service obligations on the LSA. On July 28, 2021 the Company borrowed an additional $11.0 million from the LSA (the maximum borrowing capacity available at the time), increasing total borrowings from $39.0 million to $50.0 million.

In the event the business combination is approved and the transaction closes with PACE, the Company is exploring the possibility of repaying the Promissory Note and accrued interest, which totals $8.4 million, subject to review and approval by the Nerdy Inc. Board of Directors.

nerdy Q2 Earnings Release 2021	11

Business Outlook

The first half of 2021 is off to a strong start as adoption of our multi-format approach to delivering personalized learning continues to resonate with Learners. Our Active Learner growth and engagement growth are exceeding our expectations, and the Company continues to innovate and accelerate the launch of new class products and subjects to further extend our ability to reach new audiences and deepen relationships with existing Learners.

We continue to be encouraged by the rate of vaccine distribution, the anticipated return to a new normal, the anticipated resumption of in-person schooling in the fall for most students, increased college and graduate school enrollment, and the positive impact we anticipate these factors may have on our business. We see this in our Active Learner growth and engagement growth which continue to exceed our expectations.

We continue to see strong demand for our comprehensive learning products and believe we are uniquely positioned to help students and professionals as they resume in-person schooling and testing, and address COVID learning loss. Our better-than-expected growth for the second quarter and first half of 2021 reflects continued strength in our one-on-one instruction, continued strength in demand for our class formats, and robust adoption of our new products. We are extremely pleased with how our multi-format platform-based approach continues to resonate with consumers.

As we look ahead, we are continuing to innovate and make investments in technology and product capabilities, subject expansion, marketing, and key personnel, which we believe will allow Nerdy to capture the long-term opportunity as consumers increasingly shift from offline to online learning.

Transaction Update

TPG Pace Tech Opportunities Corp. (NYSE: PACE) currently expects to close the business combination with Nerdy in the third quarter of 2021, subject to its Registration Statement on Form S-4 being declared effective by the SEC, shareholder approval and other customary closing conditions.

A more fulsome description of the business combination can be found in TPG Pace Tech Opportunities’ Registration on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021 (along with any subsequent amendments thereto), and can be accessed on the Securities Exchange Commission’s website at www.sec.gov or on our website nerdy.com.

We held an Analyst Day on April 20, 2021. Presentation materials can be found at nerdy.com/investors and on TPG’s website at tpg.com.

Our Customers

Watch the “Learners & Experts” video.

Our Products

See our learning modalities in action.

Contacts

Nerdy	ICR for Nerdy
press@nerdy.com	investors@nerdy.com

nerdy Q2 Earnings Release 2021	12

CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

(amounts in thousands, except per unit data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$32,786	$21,570	$67,351	$44,565
Cost of revenue	11,513	7,523	22,705	15,982

Gross Profit	21,273	14,047	44,646	28,583
Sales and marketing expenses	14,165	7,411	28,747	17,615
General and administrative expenses	14,526	9,475	27,772	20,647

Operating loss	(7,418)	(2,839)	(11,873)	(9,679)
Interest expense	1,258	1,248	2,502	2,372
Other expense, net	55	14	82	48
Gain on extinguishment of debt	(8,395)	—	(8,395)	—

Net loss	$(336)	$(4,101)	$(6,062)	$(12,099)

Net loss per common unit, basic and diluted	$(0.01)	$(0.05)	$(0.07)	$(0.14)
Weighted average common units outstanding, basic and diluted	85,565	85,565	85,565	85,565

REVENUE

(amounts in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Online	$32,786	$20,718	$67,351	$38,037
In-person	—	852	—	6,528

Revenue	$32,786	$21,570	$67,351	$44,565

nerdy Q2 Earnings Release 2021	13

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per unit data)

(unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$14,718	$29,265
Accounts receivable, net	1,442	475
Other current assets	2,256	1,821

Total current assets	18,416	31,561
Fixed assets, net	9,864	10,297
Goodwill	5,717	5,717
Intangible assets, net	8,035	8,534
Deferred issuance costs	2,278	—
Other assets	1,154	1,165

Total assets	$45,464	$57,274

Liabilities, Redeemable Preferred Units & Members’ Equity
Current liabilities
Accounts payable	$5,243	$4,446
Deferred revenue	17,695	17,270
Current portion of long-term debt	—	6,535
Other current liabilities	6,127	6,090

Total current liabilities	29,065	34,341
Other liabilities	1,452	1,554
Long-term debt, net	39,620	41,044

Total liabilities	70,137	76,939
Redeemable preferred units:
Class B Redeemable Preferred Units, no par value - 40,499,299 units authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	259,638	259,638
Class C Redeemable Preferred Units, no par value - 18,586,623 units authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	119,158	119,158

Total redeemable preferred units	378,796	378,796
Members’ Equity:
Class A Preferred Units, no par value - 7,906,980 units authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	3,309	3,309
Class A-1 Preferred Units, no par value - 7,822,681 units authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	3,398	3,398
Common units, $0.000001 par value - 85,564,605 units authorized, issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	86	86
Additional paid-in capital	7,837	6,833
Accumulated deficit	(418,445)	(412,383)
Accumulated other comprehensive income	346	296

Total members’ equity	(403,469)	(398,461)

Total liabilities, redeemable preferred units and members’ equity	$45,464	$57,274

nerdy Q2 Earnings Release 2021	14

CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash Flows From Operating Activities
Net loss	$(6,062)	$(12,099)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation & amortization	2,629	2,470
Amortization of intangibles	536	519
Stock-based compensation	1,004	790
Amortization of deferred debt charges	335	321
Gain on extinguishment of debt	(8,395)	—
Changes in assets and liabilities
Accounts receivable	(967)	514
Other current assets	(435)	44
Other assets	11	17
Accounts payable	119	292
Other current liabilities	65	1,007
Other liabilities	(102)	321
Deferred revenue	425	(1,438)

Net Cash Used In Operating Activities	(10,837)	(7,242)

Cash Flows From Investing Activities
Capital expenditures	(2,115)	(1,319)

Net Cash Used In Investing Activities	(2,115)	(1,319)

Cash Flows From Financing Activities
Deferred issuance costs	(1,606)	—
Proceeds from promissory note	—	8,293
Proceeds from loan and security agreement	—	4,000

Net Cash (Used In) Provided By Financing Activities	(1,606)	12,293

Effect of Exchange Rate Change on Cash	11	(69)
Net (decrease) increase in Cash, cash equivalents and restricted cash	(14,547)	3,663

Cash, cash equivalents and restricted cash at beginning of period	30,682	27,896

Cash, cash equivalents and restricted cash at end of period	$16,135	$31,559
Supplemental Cash Flow Information
Purchase of fixed assets included in accounts payable	$79	$—
Cash paid for interest	$2,136	$2,006

nerdy Q2 Earnings Release 2021	15

KEY FINANCIAL AND OPERATING METRICS

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Active Learners	54,206	30,142	72,856	43,709

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue per Active Learners	$605	$687	$924	$870

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Online Sessions (in thousands)	468	224	945	391

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Sessions Taught per Active Expert	41	31	69	44

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
One-on-One Average Session Length (in hours)	1.32	1.39	1.31	1.42

RECONCILIATION OF GAAP NET LOSS TO UNADJUSTED

EBITDA (LOSS)

(amounts in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net Loss	$(336)	$(4,101)	$(6,062)	$(12,099)
Interest expense (income), net	1,254	1,239	2,491	2,311
Income taxes	60	18	124	87
Depreciation and amortization	1,581	1,507	3,165	2,989
Gain on extinguishment of debt	(8,395)	—	(8,395)	—
Stock-based compensation	502	394	1,005	790
Transaction related costs	339	—	2,386	—

Adjusted EBITDA Loss	$(4,995)	$(943)	$(5,286)	$(5,922)

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Key Performance Metrics and Non-GAAP Financial Measures

This earnings release includes non-GAAP financial measures for adjusted EBITDA (loss). Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, gain on extinguishment of debt, non-cash compensation expense, and transaction related costs. Non-GAAP measures are in addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of financial results provide useful supplemental information. The Company’s management uses non-GAAP measures to evaluate the Company’s operating performance, trends, and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. See the table above regarding reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

Active Learners is defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. An increase or decrease in the number of Active Learners is a key indicator of our ability to attract and engage Learners.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace Tech Opportunities filed a registration statement on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021 (along with any subsequent amendments thereto). Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace Tech Opportunities and its directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace Tech Opportunities’ shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading the registration statement on Form S-4 and the related proxy statement/prospectus in connection with the business combination. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

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Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “forecasts,” “guidance,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities.

These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information.

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Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/ or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements.

In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof.

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